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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PS

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

For the month of April, 20 04

Commission File Number 0-30308

SOUTHWESTERN RESOURCES CORP.

(Translation of registrant's name into English)

Suite 1650-701 West Georgia Street, Vancouver, B.C. V7Y 1C6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F..✓......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ✓.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.
(Registrant)

By: [signature]
(Signature)*
Thomas W. Beattie
VP, Corporate Development

Date May 3, 2004

* Print the name and title of the signing officer under his signature.



SOUTHWESTERN RESOURCES CORP. 2003 ANNUAL REPORT



CHINA

Drilling confirms downdip extension of gold mineralization at Boka 1 North and Boka 1 South

Drilling confirms broad lateral extent of gold mineralization at Boka 7

Follow-up of soil anomalies result in discovery of new gold zone near Boka 7

20,000 metre drill program underway at Boka

Cessation of small scale mining operations on Boka 1 upon payment of US$1.7 million to Team 209

PERU

Broad drill intersections of potentially economic gold-silver mineralization at Cerro Crespo, Liam

Discovery of high-grade gold at Cerro Quescha, Liam

Joint Venture with Newmont Peru Limited on Liam Project

Further zinc zones discovered at Accha-Yanque Zinc Belt

New Porphyry Copper Belt discovered

CANADA

Superior Diamonds Inc. (15.6% owned) discovers thousands of kimberlite indicator minerals, Temiscamingue Project, Québec



TO OUR

Shareholders

In 2003, successful drilling programs at the Boka Gold Project in Yunnan Province, China and the Liam Gold-Silver Project in Southern Peru added significantly to shareholder value.

The discovery of high-grade gold mineralization in the Cerro Quescha area of the Liam Project associated with extensive high sulphidation type epithermal silicified breccias prompted Newmont Peru Limited to aggressively negotiate a joint venture with the Company. The importance of Newmont as a strong partner in Peru, and the wealth of Newmont's knowledge about these types of mineralizing systems, will be of benefit to all shareholders. Drilling at Cerro Crespo on the Liam Project confirmed the existence of widespread and thick gold-silver zones associated with various diatreme and hydrothermal breccias within a broad 4 kilometre by 2.5 kilometre alteration system.

A major drilling campaign is underway at the Boka Gold Project to define resources at the Boka 1 Gold Zone and to test for strike extensions of the Boka 7 Gold Zone. The discovery of the Boka 7 Lower Zone has added considerably to the potential size of the overall Boka gold system. Drilling will also focus on preliminary testing of this new gold zone and several others discovered during follow-up of gold in soil anomalies. The Boka gold system is hosted within Middle Proterozoic carbonaceous sediments within a rift environment. Geologic setting, host rocks and type of mineralization are very similar in nature to the giant Sukoi Log deposit in Russia. Management believes that Boka has the potential to host a large gold deposit. A recently completed detailed soil survey has detected several broad areas of anomalous gold, two of which resulted in the discovery of previously unknown mineralization on the Property. Many soil anomalies have yet to be followed up.

Exploration management in the Company has continued to seek low risk opportunities for shareholders, both on the investment and acquisition fronts. Several investments



Above
Coarse Native Gold
Boka 1 South



Yangtze River West of Boka

in other companies have appreciated substantially over the past year and further business opportunities will be sought in 2004. Southwestern is an exploration company, and the persistence of field personnel in Peru has resulted in recognition of the geologic potential of the Liam Project. The Cerro Quescha area within the Liam Project contains a number of high-grade gold zones and, in 2004, the Company and its joint venture partner, Newmont, will conduct an aggressive exploration program, including a vigorous drilling program, to determine the potential of this mineralization.

In the year ahead, the Company will also be evaluating the Accha-Yanque Zinc Belt in Peru. This Belt extends for some 30 kilometres in a northeast-southwest direction and contains two drilled zinc resources, the main deposit being Accha. Ongoing regional exploration in this Belt resulted in the discovery of several new zones of zinc mineralization that warrant drilling, and the potential to add to the present resources is excellent. Recently, the Company discovered widespread porphyry copper mineralization north of Tintaya, Peru and acquired 50,000 hectares of exploration concessions to cover the target. An aggressive exploration program in 2004 will bring this Project to drill stage.

The Company also indirectly explores for various commodities in Canada through its 15.6% interest in Superior Diamonds Inc. and 16% interest in Aurora Platinum Corp. Both of these companies are actively exploring in Ontario and Québec. Superior Diamonds is involved in five projects, three of which are 100% owned and two are joint ventures. The 100% owned Temiscamingue Project in Québec is located on the eastern shoulder of the Temiscamingue Rift and sampling of glacial material during the 2003 summer program resulted in the recovery of thousands of kimberlite indicator minerals. A high percentage of these indicator minerals contained reaction rims indicating proximity to source kimberlite. Of the pyrope garnets recovered, about 6% were G-10 type,



Diamond Drilling Boka 1 South

suggesting diamondiferous source kimberlites. Superior, in a joint venture with Navigator Exploration Corp., also has a large landholding in Ontario adjacent to the De Beers Victor Project. The Victor Project is at feasibility stage and in mid-2004 it is anticipated that De Beers will decide if Victor will proceed to mine development and become Canada's third diamond mine.

The major focus of Southwestern in 2004 will be the Boka Gold Project and the Liam Gold-Silver Project. The Boka Gold Project is a Cooperative Sino-Foreign Joint Venture between the Company and Team 209 of the Yunnan Nuclear Industry. Under the terms of the agreement, it is anticipated that the Company will earn its 90% interest by the end of 2004. Two joint ventures were signed with Newmont on the Liam Gold-Silver Project. The Liam Core Joint Venture, covering 3,500 hectares, allows Newmont to earn a 50% interest by spending US$5 million over three years. Newmont also has the option to earn a further 20% interest by funding 100% of a positive feasibility study and arranging financing to put a mine into commercial production. The Liam Regional Joint Venture, covering 81,789 hectares, is a 50/50 joint venture with Southwestern as the operator.

The Company has an enviable balance sheet and ample funds to complete all exploration commitments in the coming year. Management believes that 2004 will be another year for increased shareholder value with resources being defined at Boka and Liam.

The support of all our shareholders over the past year is greatly appreciated and we look forward to an exciting 2004.

JOHN G PATERSON
President

March 4, 2004

JOHN J FLEMING

It is with deep regret that we inform shareholders of the passing away of long time Director John J Fleming. John was not only a loyal board member who always acted in the best interests of the Company, but a friend to all those who worked with him. There is no doubt that John was a special person and his wisdom and wit will be missed by all of us at Southwestern.


Beijing
BOKA GOLD PROJECT
Yunnan Province, China
Kunming

Boka Gold Project

YUNNAN PROVINCE, CHINA

REGIONAL GEOLOGY - BOKA GOLD PROJECT


2950000m N
2930000m N
18315000m E
N
Boka 1
Boka 7
Dongchuan
Copper Camp
Road to Dongchuan
0
10
Kilometres

- Permian-Cambrian Sediments and Basalt
- Proterozoic Sediments
- Gabbro/Diabase Intrusions
- Soil Geochemical Anomaly (>20 ppb Gold)
- Major Fault
- Gold Zone
- Mine Facilities

The Boka Gold Project area is the subject of a Cooperative Sino-Foreign Joint Venture Agreement dated November 25, 2002, between the Company and Team 209 of the Yunnan Nuclear Industry. Located in northeastern Yunnan Province, about 2,000 kilometres southwest of Beijing, the Project comprises three Mining Permits and three Exploration Permits covering 163 square kilometres.

Under the Joint Venture Agreement, Southwestern can earn a 90% interest in the Cooperative Company that owns the Boka Gold Project by contributing to that company US$4 million over four years and making cash payments of US$1.7 million to Team 209. Team 209 retains a 10% carried interest in the Cooperative Company. The cash payment of US$1.7 million was made in January 2004, as a result of which Team 209 ceased its small scale mining operations on Boka 1 and gold recovery from the vat leach plant.

The Boka Gold Project is located in the Yunnan-Guizhou Plateau within the Yangtze River drainage. Plateau elevations are around 1,900 metres and drop off sharply to the west and east to about 700 metres within the Yangtze and Xinjiang river valleys. To date, most of the exploration work has concentrated on the western edge of the plateau.

Gold mineralization at Boka is hosted within a sequence of Middle to Upper Proterozoic carbonaceous shales, calcareous shales and sandstones deposited in a Late Proterozoic eugeosyncline and consolidated during the Jinningian Orogeny. The Boka Property lies within the Panxi Rift, which has been active since the Permian, and it is believed that the distribution of gold is closely associated with the rifting event.

Boka Gold Project
Soil Geochemistry and Drillhole Plan



BOKA 11
BOKA 8
BOKA 1
BOKA 7
BOKA 7 LOWER ZONE
N

Soil Geochemistry

- Au 20-30 ppb
- Au 31-60 ppb
- Au 61-100 ppb
- Au >100 ppb
- Diamond Drillhole

0 1
Kilometre



The main zones of mineralization outcrop along the western edge of the plateau between 1,600 metres and 1,850 metres elevation. These zones occur in the upper mineralized horizon dominated by carbonaceous rocks. This horizon extends for some eight kilometres in a north-south direction in which several main areas of mineralization have been identified.

Extensive Tunneling
Boka 1 South


Mine Facilities
BOKA 1 SOUTH
BOKA 7
South Tunnels
North Tunnels
Boka 7 Tunnels
500

Three-Dimensional View of Diamond Drilling Boka Gold Project

The main zones of gold mineralization at Boka occur in quartz-carbonate stockwork and quartz-sulphide zones within shallow northeast trending structures, both reverse and normal in nature. Mineralization tends to be stratabound with a gentle east dip and northeast plunge in higher grade sulphide bodies. Mineralization is related to a phase of folding along northeast axes, which is the primary deformation phase in the host rocks. Later east-west trending folds and structures appear to displace gold mineralization making it difficult to predict ore trends. Ductile-brittle faults dipping east and northwest host the majority of the gold.

The main zones of mineralization outcrop along the western edge of the plateau between 1,600 metres and 1,850 metres elevation. These zones occur in the upper mineralized horizon dominated by carbonaceous rocks. This horizon extends for some eight kilometres in a north-south direction in which several main areas of mineralization have been identified. Significant mineralization also occurs in a lower horizon but very little work has been completed in this zone. The main zones of gold mineralization identified to date are Boka 1 North, Boka 1 South and Boka 7. Drilling has been concentrated in these areas.

Over 1,000 soil samples have been collected on a roughly 200 metre by 100 metre grid for a portion of the Project area and a number of exceptional anomalies identified. These anomalies include the Boka 7 Lower Zone, which is exposed, in a vertical sense, for at least 150 metres of thickness.


2000m
1800m
1600m
0
200
Metres
Boka Tunnels
1
3
4
7

Boka 1 North Cross Section
Looking Northwest

Significant gold mineralization has been discovered at all of the soil anomalies followed up and a program of trenching and tunneling has been implemented to better assess their potential. Grades of up to 6.5 grams per tonne gold over 5 metres occur in the Boka 7 Lower Zone and soil geochemical results suggest mineralization is quite extensive at this location. Several other soil anomalies occur over black shales containing anomalous gold values in stockwork mineralization.

The present drilling program is designed to meet two objectives. Firstly, detailed drilling on 50 metre spacing is anticipated to be completed at Boka 1 by the end of 2004. Secondly, testing of soil anomalies near Boka 7, Boka 8 and Boka 11 will be completed to determine the significance of these targets. A 20,000 metre program is underway.

Drilling completed in 2003 and early 2004 showed conclusively the extensive nature of the Boka mineralized zone and the positive association between mineralization and gold in soil anomalies. At Boka 1 North, the interval of economic interest based on seven drillholes is in the range of 50 metres to 90 metres thick although in drillhole B03-05, the most southerly hole at Boka 1 North, economic mineralization is 11 metres thick. Either mineralization at this location is pinching out, or structural complications have displaced the main horizon. The strike length of mineralization at Boka 1 North is about 650 metres and has been traced downdip for 300 metres. The zone is open along strike and downdip.

Copper Gold Mineralization
Boka 7
Lower Zone



In the Boka 1 South Gold Zone, sampling of tunnels and limited drilling suggest two separate mineralized intervals of collectively around 60 metres to 70 metres thick. Tunnels and drillholes indicate the Boka 1 South Gold Zone has a strike of 960 metres and extends downdip at least 500 metres.

At Boka 7, broadly spaced drilling has shown reasonable continuity of mineralization over a strike length of 1,000 metres with variable widths of ore. No profiles have been drilled at Boka 7 and the continuity downdip is unknown at present. Further drilling in 2004 will address the extent of mineralization downdip on several profiles. In general, the mineralized horizon appears to be open to the north and south and downdip.

The discovery of the Boka 7 Lower Zone has added considerably to the potential size of the overall Boka gold system



Southern Peru Projects



ACCHA-YANQUE ZINC BELT
Cusco
ACCHA
YANQUE
ANTAY PROJECT
SWG/NEWMONT
REGIONAL EXPLORATION AREA
Liam Gold-Silver Project
LIAM
15°
PACIFIC
OCEAN
Tertiary Volcanics
Southwestern Resources
Corp. Property
0
200
Kilometres


Accha
Isis 1
SWG/NEWMONT
REGIONAL EXPLORATION AREA
Liam Gold-Silver Project
LIAM
Tertiary Volcanics
Southwestern Resources Corp. Property
Significant Gold Mine or Prospect
Other Gold Properties
Significant Base Metal Mine or Prospect

Liam Gold-Silver Project

Cerro Crespo and Cerro Quescha are part of an extensive volcanic complex and are comprised of vuggy silica breccia zones hosted by a four kilometre by two kilometre high sulphidation alteration system within the Alpabamba volcanic sequence in southern Peru. Both the Cerro Crespo and Cerro Quescha breccia-silicified zones contain variable amounts of gold and silver. Trenching on several outcrops at Cerro Quescha revealed that portions of the breccias are associated with high-grade gold, which is unusual within these systems in Peru.

The Liam Gold-Silver Project is located in the Department of Cusco about 190 kilometres northwest of the city of Arequipa. The Project area is comprised of 103 exploration concessions totaling approximately 85,500 hectares and is divided into a Core Zone and a Regional Zone.

On November 14, 2003 the Company signed two formal agreements with Newmont Peru Limited regarding the Liam Core Project Area and the Liam Regional Area. Under the Option Agreement regarding the Liam Core Zone, Newmont has the option to earn an undivided 50% interest by spending US$5 million over three years, which includes minimum expenditures of US$1 million and 5,000 metres drilling in each year. After earning an undivided 50% interest, Newmont has an option to earn an additional undivided 10% interest by fully funding a positive feasibility study and may earn a further 10% interest (maximum 70% interest) by funding all expenses required to commence commercial production. At this stage, Southwestern would have a 30% interest. The Regional Joint Venture Agreement is a 50/50 joint venture.

Aerial View
Liam Gold-Silver Project
Peru


SWG/NEWMONT
LIAM REGIONAL PROJECT
CERRO QUESHCA
CERRO CRESPO
LIAM CORE PROJECT AREA
ARACATA MINE
0
8
Kilometres
ROAD TO AREQUIPA
N

CERRO CRESPO-QUESHCA CROSS SECTION


SOUTH
CERRO CRESPO
QUESHCA AREA
NORTH
MAAR-LIKE CRATER
5500
5000
4700
Phreatomagmatic Breccia
Diatreme
Hydrothermal Breccia
Rhyodacitic Flows
Lapilli Tuff
LI-06
LI-16
LI-05
Silica
Vuggy + Native
Sulphur
ZONE 1 (NEW ZONE)
Pyroclastic Sediments
ZONE 3 (PROJECTED)
Hydrothermal Breccia
Sediments
U D
ZONE 6
SOUTH
ZONE 6
NORTH
Crystal Tuffs
Diatreme Interpreted
Dome (Projected?)
8366500 N
8367000 N
8367500 N
8368000 N
8368500 N
Quartz-Alunite Alteration
Quartz-Alunite-Kaolinite Alteration
Structures
Diamond Drillholes
0
400
Metres

The Liam gold-silver zones are hosted by the Miocene Alpabamba Formation comprised of intermediate to felsic flows and pyroclastics. Liam is centred on a large volcanic vent edifice which has been extensively altered by a period of hydrothermal activity. However, there appears to be a series of coalescing vents, one hosting Cerro Crespo and one hosting Cerro Quescha.

Cerro Crespo is a strongly silicified diatreme/hydrothermal breccia outcropping as a prominent northwest-southeast trending butte-like ridge. Breccia morphology is complex, and mineralized versus non-mineralized breccias are difficult to differentiate. A total of 19 diamond drillholes (3,198 metres) were completed at Cerro Crespo, with many holes bottoming in mineralization. Zones of both silver rich mineralization and gold rich mineralization were encountered in drillholes. The drilling indicates a significant zone of gold-silver mineralization from surface to a depth of greater than 150 metres. Mineralization occurs in three separate breccias including phreatomagmatic, diatreme and hydrothermal breccias.

LIAM CORE PROJECT - GOLD-SILVER ZONES


NORTH
Unexplored
8368800m N
ZONE 6 NORTH
CERRO QUESHCA
GOLD ZONES
ZONE 6 SOUTH
8368000m N
ZONE 5
ZONE 2
ZONE 3
ZONE 4
ZONE 1
8367200m N
ZONE DE MAAR
DRILL ROAD
CERRO CRESPO
GOLD-SILVER ZONE
8366400m N
SOUTH
780400m E
781200m E
782000m E
Mineralized Gold Zone
Quartz-Alunite Alteration
0
400
Metres

Cerro Crespo in Foreground
Liam Gold-Silver Project
Peru



At Cerro Quescha, outcrop within the volcanic crater itself is poor. However, six zones of important mineralization were discovered and sampled. A number of these zones contain high-grade gold. Trenching of outcrops of silicified breccias at Cerro Quescha returned values of up to 83.5 grams per tonne gold. Consistent elevated values of gold above five grams per tonne in trenches are considered unusual for high sulphidation systems in Peru. Within the Quescha Crater, the extent of the high-grade gold bearing breccias is not known as the majority of the crater is covered with colluvium. Additional work in the crater will include geophysics and drilling. Potential for a large-sized gold system at Liam is very high considering the thick drill intersections encountered at Cerro Crespo and the widespread high-grade gold bearing breccias at Cerro Quescha.

Cerro Queshca – Zone 3



Three Dimensional View
of Liam Core Project Area
Peru

Outcropping areas of Gold/Silver Mineralization


CERRO CRESPO
4700m
4600m
4500m
4400m
3 km
2 km


THIN VOLCANIC COVER
QUESHCA AREA
5100m
5000m
4900m
4800m
4700m
4600m
4500m
4400m
2 km
1 km
1 km
0 km

Below
Cerro Crespo
Drill Section A'– A



Drill Road
8366800 m N
5200 m
5100 m
5100 m
A'
A
LI-1
LI-2
LI-14
LI-15A
LI-3
LI-13
LI-4
LI-5
LI-6
LI-17
LI-8
5330m
LI-19
LI-12
0
100
Metres



A
A'
5320 m
5300 m
5200 m
5100 m
Surface
10.5 m, 0.7, 105
27 m, 0.6, 76.3
34.5 m, 1.7, 94.3
43 m, 1.2, 96.7
81 m, 0.5, 18.7
64.5 m, 0.9, 38.7
50 m, 3.1, 57.2
70 m, 0.7, 40.2
60 m, 0.22, 5.4
150 m
DDH-LI-4
187.5 m
DDH-LI-3
221.95 m
DDH-LI-13
0
50
Metres

81m, 0.5, 18.7 – Metres, Au g/t, Ag g/t

Diatreme Breccia, Hydrothermal Breccia — Lapilli Tuff

ACCHA-YANQUE ZINC BELT



+ Antay Copper Project

ACCHA-YANQUE ZINC-LEAD-SILVER BELT, PERU

The Accha-Yanque Belt is a 30 kilometre long northeast-southwest trending zone of multiple base metal occurrences located on the western margin of the Apurimac Batholith. A total of nine significant oxide zinc zones have been trenched and sampled, and two have been drilled.

The Accha zinc deposit, located in the northeast end of the Belt, has undergone a scoping study by Pasminco Limited and Savage Resources Ltd. This scoping study concluded that the Accha Zone contained an indicated and inferred resource of 9 million tonnes grading 9% zinc (prepared pursuant to the J.O.R.C. Code, Australasian Code for Reporting of Mineral Resources and Ore Reserves).

Regional exploration by Southwestern in this Belt during 2003 resulted in the discovery of several new significant mineralized zones. A trenching program outlined a number of high potential zinc oxide mineralized areas requiring further follow-up. The majority of the zinc mineralized zones occur on the western margin of the Apurimac Batholith and are associated with younger quartz-feldspar porphyry dikes and stocks. The discovery of multiple mineralized zones has considerably enhanced the potential to increase resource estimates in this Belt.

The large majority of new mineralized zones were discovered in trenches generally below thin overburden. Further work programs are planned to evaluate the economic potential including soil sampling, geophysics and drilling.

ANTAY PORPHYRY COPPER PROJECT, PERU

The Company recently discovered several areas of porphyry copper mineralization within the eastern portion of the Tintaya-Bambas skarn/porphyry copper-gold belt. Mineralization of greater than 1% copper is associated with heavily stockworked quartz-feldspar porphyry and breccia pipes. The porphyries are exposed in several erosional windows below younger volcanic rocks. Copper oxides were seen extensively in porphyries over an 800 metre by 500 metre area. A major program to explore this porphyry mineralization will be implemented in 2004.

Location Map
Diamond Exploration
Canada

Canada


HUDSON BAY
RENARD NOS. 1 & 2
KIMBERLITES
(ASHTON/SOQUEM)
BEAVER LAKE
KIMBERLITE
(DIADEM)
MANITOBA
ONTARIO
WINISK
JAMES BAY
MISTASSINI
PROJECT
Attawapiskat
AEM PROJECT
ATTAWAPISKAT
Lac Mistassini
Pickle Lake
Fort Hope
Moosonee
Red Lake
DESMARAISVILLE
ONTARIO
QUÉBEC
Kenora
LAKE
SUPERIOR
Timmins
Noranda
Thunder Bay
Wawa
TEMISCAMINGUE
PROJECT
CANADA
UNITED STATES
0
250
Kilometres
Sudbury

DIAMOND EXPLORATION – CANADA

In November 2003, Canabrava Diamond Corporation and Superior Diamonds Inc. completed a business combination pursuant to which Superior acquired all of the outstanding common shares of Canabrava based on one Superior share for every 2.5 shares of Canabrava surrendered. Upon completion, all of the shares of Superior were consolidated on a two old for one new basis. The effect of the business combination on the Company's investment in Canabrava is that Southwestern now holds a 15.6% interest in Superior. Superior is presently involved in five project areas.

TEMISCAMINGUE PROJECT

- 100% owned – 12,306 hectares claims
- Large area controlled by Aurora Platinum Corp. subject to royalty
- Thousands of kimberlite indicator minerals recovered from glacial material – 6% to 10% of minerals with chemistry in the diamond stability field
- Recently completed high sensitivity airborne magnetics delineated circular targets up-ice from indicator minerals
- Drilling to start in 2004

AEM-WINISK PROJECT

- 100% owned subject to royalty to Inco Limited
- Three large regional target areas
- Large land position
- Close spaced airborne magnetics flown in Lansdowne target area – 20 magnetic targets for drilling
- Kimberlite indicator minerals recovered with chemistry in the diamond stability field

ATTAWAPISKAT PROJECT

- 50% Superior – 50% Navigator Exploration Corp.
- Large land position adjacent to De Beers
- One kimberlite discovered

MISTASSINI PROJECT

- Earning 50% from Majescor Resources Inc.
- Several kimberlite indicator mineral trains for follow-up

DESMARAISVILLE PROJECT

- 100% owned – presently acquiring ground
- 2003 sampling program defined three areas with significant kimberlite indicator minerals



DECEMBER 31, 2003 AND 2002

Description of Business

Southwestern Resources Corp. (the "Company" or "Southwestern") is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, referred to as joint ventures, whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

The following is a brief discussion of the Company's major projects.

Boka Project – China

The Company's principal property is the Boka Gold Project in Yunnan Province, China which it acquired in late 2002 and an extensive drilling program is presently under way. The Boka Gold Project covers an area of 163 square kilometres of exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp which has been mined continuously since the 1950's.

In 2002, Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement (the "JV Agreement") with Team 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project. Team 209 and CSG established a joint venture company (the "JV Company") to hold and operate the Boka Gold Project. Under the terms of the JV Agreement, CSG can earn a 90% interest in the JV Company by contributing to that company US$4,010,000 over a four year period and making a payment of US$1.7 million to Team 209 by the fourth year. Contributions to the JV Company are staged as to US$500,000 in 2003, US$1.0 million in 2004, US$1.51 million in 2005, and US$1.0 million in 2006. Team 209 will retain a 10% carried interest and CSG is the operator of the Project.

The cash payment of US$1.7 million to Team 209 was made in January 2004 as a result of which Team 209 ceased its small scale mining operations on Boka 1. As at December 31, 2003, the Company had spent approximately $3.8 million on the Project.

The main zones of gold mineralization identified to date are Boka 1 North, Boka 1 South and Boka 7, and drilling has focused on these areas. The present 20,000 metre drilling program is designed to meet two objectives. Firstly, to complete detailed drilling at 50 metre spacing at Boka 1 by the end of 2004, and secondly, the completion of testing of soil anomalies near Boka 7, Boka 8 and Boka 11 to determine the significance of these targets.

Liam Project – Peru

The Company's main property in Peru, the Liam Gold-Silver Project, is located about 190 kilometres northwest of the city of Arequipa.

In November 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited ("Newmont") pursuant to which Newmont can earn a 50% interest in the Company's 100% owned Liam Core Project covering an area of approximately 3,500 hectares, by spending US$5 million over a three year period including a minimum expenditure of US$1 million and 5,000 metres of drilling in each year. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all the costs to place the Property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions covering a total of 82,000 hectares. Southwestern is the operator of the Regional Joint Venture and both parties will fund 50% of the initial US$5 million of expenditures over a five year period.

In 2004, the Company and Newmont, who is the operator of the Liam Core Project, will conduct an extensive exploration program, including drilling, to determine the potential of high-grade gold mineralization discovered in the Cerro Quescha area of the Project. Drilling conducted by the Company on the Cerro Crespo area of the Project confirmed the existence of widespread gold-silver zones within a broad 4 kilometre by 2.5 kilometre alteration system. A total of 19 diamond drillholes (3,198 metres) was completed with many holes bottoming in mineralization. The drilling indicates a significant zone of gold-silver mineralization from surface to a depth of greater than 150 metres. Drilling will be continued in 2004.

Other Projects

As a result of many years of conducting exploration work in Peru, the Company has managed to build an impressive portfolio of properties in Peru in addition to the Liam Project. Such properties include Poracota, Accha and Antay.

The Poracota Property was optioned in 2002 to Compania de Minas Buenaventura S.A.A. whereby the Company agreed to sell its 50% interest for US$4.5 million payable in installments by 2006.

The Accha zinc deposit, located in the northeast end of the Accha-Yanque Belt which extends for some 30 kilometres in a northeast-southwest direction, underwent a scoping study by the Company's former joint venture partner. The scoping study concluded that the Accha Zone contained an indicated and inferred resource of 9 million tonnes grading 9% zinc. Regional exploration by Southwestern during 2003 resulted in the discovery of several new mineralized zones which have the potential to add to the present resource. Further work programs are planned to evaluate the economic potential including soil sampling, geophysics and drilling.

The Antay Project was generated as a result of the Company's ongoing regional exploration program in Peru and resulted in the discovery of a new porphyry copper belt north of the Tintaya copper-gold mine in southern Peru. In February 2004, the Company acquired 100% of an area of exploration concessions covering 50,000 hectares. An exploration program of trenching, stream sediment sampling and airborne geophysics will be conducted in 2004.

Results of Operations
The consolidated loss for the years ended December 31, 2003 and 2002 was $7,728,000 or $0.43 per share and $13,509,000 or $0.85 per share, respectively, reflecting a decrease of $5.8 million.

The decrease was mainly a reflection of a reduction in the Company's portion of equity losses of affiliated companies as well as significantly lower resource property costs that were written off during the year in comparison to the previous year.

General and administrative expenses remained relatively constant compared to the prior year and include $622,000 in office expenses, $636,000 in salaries and benefits, $192,000 in accounting and legal fees, $534,000 in consulting fees, $229,000 in investor relations and $207,000 in travel costs.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense of $1,752,000 and $1,789,000 for the years ended December 31, 2003 and 2002, respectively, includes the general reconnaissance portion of resource property expenditures which was charged to expense and $407,000 for stock-based compensation.

During the year ended December 31, 2003, the Company abandoned the Minaspata Property and the Central Zinc Project in Peru and wrote off expenditures of $1,701,000 and $205,000, respectively. A total of $4,479,000 in resource property costs was written off during 2002 relating to projects in Peru.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The foreign exchange loss of $987,000 recorded in 2003 compared to a loss of $128,000 in 2002 reflects, on average, a stronger Canadian dollar in 2003 in comparison to the US dollar.

Interest and other income of $445,000 for the year ended December 31, 2003 is comprised of interest earned on cash balances as well as management fees charged to affiliated companies pursuant to administrative services agreements. Interest and other income of $383,000 was recorded in 2002.

During 2003, the Company recorded a total of $1,280,000 as its equity in the losses of affiliated companies compared with $5,315,000 in 2002. The Company also recorded a net gain of $174,000 and $1,295,000 during the years ended December 31, 2003 and 2002, respectively, as a result of share issuances by Aurora Platinum Corp. ("Aurora"), Canabrava Diamond Corporation ("Canabrava") and Maxy Gold Corp. (formerly Maxy Oil and Gas Inc.).

Financial Condition, Liquidity and Capital Resources
The Company's working capital as at December 31, 2003 was $23.4 million compared with $5.0 million as at December 31, 2002. The increase of $18.4 million is primarily attributed to proceeds of $28 million from equity financings and the exercise of warrants and stock options which was partially offset by resource property and property, plant and equipment expenditures of $5.3 million ($5 million on a cash basis), and operating expenditures of $4.3 million.

On August 28, 2003, the Company received gross proceeds of $15,323,750 through the issuance of 1,532,375 common shares at a price of $10 per share to a syndicate of underwriters. The underwriters received a commission of 6% of gross proceeds. The Company also received proceeds of approximately $7,090,000 due to the exercise of 1,105,816 warrants and 582,400 stock options. In September 2003, the Company cancelled 658,200 common shares which had been acquired pursuant to its normal course issuer bids and credited a gain of $1,290,000 to contributed surplus.

On November 14, 2003, the Company also closed a non-brokered private placement with Newmont Mining Corporation of Canada Limited for the purchase of 450,000 common shares of the Company at $15 per share for total proceeds of $6,750,000.

The carrying value of resource properties increased by $3.3 million, reflecting exploration expenditures of $5.2 million (China – $3.4 million; Peru – $1.8 million) offset by resource property costs written off of $1.9 million.

Investments declined by $1.1 million resulting from the Company's portion of equity losses in affiliated companies.

In November 2003, Canabrava and Superior Diamonds Inc. ("Superior") completed a business combination pursuant to which Superior acquired all of the outstanding common shares of Canabrava based on one Superior share for every 2.5 shares of Canabrava surrendered. Upon completion, all of the shares of Superior were consolidated on a two old for one new basis. The effect of the business combination on the Company's investment is that, as at December 31, 2003, it held 4,014,510 common shares equivalent to a 16.2% interest in Superior. Canabrava became a wholly owned subsidiary of Superior.

With respect to contractual obligations, the Company has commitments relating to its leasehold obligations totaling $319,932 over three years (2004 – $132,386; 2005 – $132,386; 2006 – $55,160).

Annual Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

FOR THE YEARS ENDED DECEMBER 31 *(All numbers are in thousands except per share amounts)*	2003	2002	2001
FINANCIAL RESULTS			
INTEREST AND OTHER INCOME	**445**	383	868
NET LOSS	**(7,728)**	(13,509)	(12,978)
LOSS PER SHARE[(iii)]	**(0.43)**	(0.85)	(0.83)
FINANCIAL POSITION			
WORKING CAPITAL	**23,414**	5,034	10,313
RESOURCE PROPERTIES	**15,526**	12,241	15,834
TOTAL ASSETS	**45,264**	24,426	37,861
SHARE CAPITAL	**107,635**	80,879	80,974
DEFICIT	**(64,591)**	(56,863)	(43,354)
NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING	**19,561**	16,548	16,459

As at December 31, 2003, there were 1,137,000 stock options outstanding and exercisable. There were no warrants outstanding.

Quarterly Financial Information

2003 FISCAL QUARTER ENDED *(All numbers are in thousands except per share amounts)*	December 31	September 30	June 30	March 31
INTEREST AND OTHER INCOME	169	100	103	73
NET LOSS	(946)	(654)	(3,240)	(2,888)
LOSS PER SHARE[iii]	(0.03)	(0.04)	(0.19)	(0.17)

2002 FISCAL QUARTER ENDED	December 31	September 30	June 30	March 31
INTEREST AND OTHER INCOME	109	109	80	85
NET (LOSS) EARNINGS	(9,385)[i]	694[ii]	(2,100)	(2,718)
(LOSS) EARNINGS PER SHARE[iii]	(0.59)	0.04	(0.13)	(0.17)

(i) Includes the write-off of properties in Peru and Chile ($2,585,000) and an increase in the equity in losses of affiliates, relating primarily to the write-off of mineral properties in Brazil ($4,992,000).

(ii) Earnings reflect a gain of $1,171,000 on shares issued by affiliated companies.

(iii) Fully diluted (loss) earnings per share has not been presented as it is anti-dilutive. (Loss) earnings per share is calculated based on the weighted-average number of shares outstanding.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

The Company has been recording compensation expense arising from stock option grants to non-employees since January 1, 2002. Effective January 1, 2004 the Company will begin recording the expense for all employee stock-based compensation transactions. This will replace the current practice of disclosing the effect of such transactions on net loss and net loss per share on a pro forma basis.

With respect to Asset Retirement Obligations, application of the new standard would have no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $520,573 (2002 – $519,180) in consulting and management fees to a director, and to companies controlled by John Paterson, President and CEO and Daniel Innes, Vice President, Exploration. The Company received management fees totaling $240,000 (2002 – $268,000) from Aurora and its affiliated companies Lake Shore Gold Corp., Superior and Canabrava. The basis for the fees was either a monthly or per diem rate.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Subsequent Event

On March 4, 2004, the Company received gross proceeds of $40,825,000 through the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters. The underwriters received a commission of 5% of gross proceeds. The Company expects to use the proceeds to fund its exploration programs in China and Peru, to generate new projects and to supplement working capital.

Outlook

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Additional Information

Additional information is provided in the Company's audited consolidated financial statements for the years ended December 31, 2003 and 2002 and the Company's Annual Information Form. These documents are available on SEDAR at www.sedar.com.

To the Shareholders of Southwestern Resources Corp.

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 27, 2004

Consolidated Balance Sheets

AS AT DECEMBER 31 *($ in thousands)*	2003	2002
Assets		
CURRENT		
CASH AND CASH EQUIVALENTS *(note 3)*	$ 23,539	$ 4,801
EXPLORATION ADVANCES AND OTHER RECEIVABLES	276	321
NOTE RECEIVABLE *(note 4)*	–	200
	23,815	5,322
PROPERTY, PLANT AND EQUIPMENT *(note 5)*	392	426
RESOURCE PROPERTIES *(note 6)*	15,526	12,241
INVESTMENTS *(note 7)*	5,331	6,437
NOTE RECEIVABLE *(note 4)*	200	–
	$ 45,264	$ 24,426
Liabilities		
CURRENT		
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$ 401	$ 288
COMMITMENTS *(note 14)*		
Shareholders' Equity		
SHARE CAPITAL *(note 9)*	107,635	80,879
CONTRIBUTED SURPLUS	1,819	122
DEFICIT	(64,591)	(56,863)
	44,863	24,138
	$ 45,264	$ 24,426

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JOHN G PATERSON

JAMES B HUME

Statements of Loss and Deficit

FOR THE YEARS ENDED DECEMBER 31 *($ in thousands except per share amounts)*	2003	2002
Expenses		
GENERAL AND ADMINISTRATIVE *(note 12)*	$ 2,420	$ 2,326
GENERAL EXPLORATION	1,752	1,789
RESOURCE PROPERTY COSTS WRITTEN OFF *(note 6)*	1,906	4,479
FOREIGN EXCHANGE LOSS	987	128
DEPRECIATION	42	59
LOSS BEFORE UNDERNOTED ITEMS	(7,107)	(8,781)
INTEREST AND OTHER INCOME	445	383
DILUTION GAIN ON INVESTMENTS IN AFFILIATED COMPANIES *(note 7)*	174	1,295
GAIN ON SALE OF INVESTMENT *(note 7)*	40	–
EQUITY IN LOSSES OF AFFILIATED COMPANIES *(note 7)*	(1,280)	(5,315)
LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	–	(115)
WRITE-DOWN OF INVESTMENTS *(note 7)*	–	(976)
NET LOSS FOR THE YEAR	(7,728)	(13,509)
DEFICIT AT BEGINNING OF YEAR	(56,863)	(43,354)
DEFICIT AT END OF YEAR	$ (64,591)	$ (56,863)
LOSS PER SHARE	$ (0.43)	$ (0.85)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	17,711	15,854

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31 *($ in thousands)*	2003	2002
Operating Activities		
NET LOSS FOR THE YEAR	$ (7,728)	$ (13,509)
ITEMS NOT INVOLVING CASH		
DEPRECIATION	42	59
RESOURCE PROPERTY COSTS WRITTEN OFF	1,906	4,479
DILUTION GAIN ON INVESTMENTS IN AFFILIATED COMPANIES	(174)	(1,295)
GAIN ON SALE OF INVESTMENT	(40)	–
LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	–	115
WRITE-DOWN OF INVESTMENTS	–	976
EQUITY IN LOSSES OF AFFILIATED COMPANIES	1,280	5,315
STOCK-BASED COMPENSATION	407	122
	(4,307)	(3,738)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS		
(INCREASE) DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(34)	48
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	19	(40)
CASH USED IN OPERATING ACTIVITIES	(4,322)	(3,730)
Investing Activities		
INCREASE IN INVESTMENTS	–	(578)
RESOURCE PROPERTY EXPENDITURES	(4,912)	(973)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(78)	(67)
CASH USED IN INVESTING ACTIVITIES	(4,990)	(1,618)
Financing Activities		
SHARES ISSUED	28,050	360
SHARES PURCHASED	–	(479)
NOTE RECEIVABLE	–	(200)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	28,050	(319)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	18,738	(5,667)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	4,801	10,468
CASH AND CASH EQUIVALENTS END OF YEAR	$ 23,539	$ 4,801
CASH AND CASH EQUIVALENTS CONSIST OF:		
CASH	$ 1,408	$ 793
SHORT-TERM INVESTMENTS	22,131	4,008
	$ 23,539	$ 4,801

Supplemental Cash Flow Information *(note 13)*

See accompanying notes to consolidated financial statements

DECEMBER 31, 2003 AND 2002
(All tabular amounts are in thousands of dollars)

1. Description of Business

Southwestern Resources Corp. ("Southwestern" or the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as resource properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2. Significant Accounting Policies

a) Basis of Presentation

These consolidated financial statements include the accounts of Southwestern Resources Corp. and the following significant wholly owned subsidiaries:

Southwestern Gold (Bermuda) Limited
Minera del Suroeste S.A.C. – Peru
Canadian Southwest Gold Inc.

All intercompany transactions and balances have been eliminated.

b) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

c) Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

d) Financial Instruments

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature except for investments whose fair value is disclosed in note 7.

e) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual resource properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature, along with some of the costs of maintaining foreign exploration offices, are written off to general exploration during the year.

f) Joint Ventures
The Company holds a significant portion of its interests in resource properties through joint venture agreements. The Company accounts for its joint venture operations using the proportionate consolidation method whereby the Company's share of assets, liabilities, revenues and expenses of the joint venture is included with those of the Company.

g) Property, Plant and Equipment
Capital assets are recorded at cost. Depreciation is computed using the declining-balance method based on annual rates as follows:

OFFICE AND OTHER EQUIPMENT	20%
COMPUTER EQUIPMENT	30%
VEHICLES	30%

h) Foreign Currency Translation
All foreign currencies are translated into Canadian dollars using weighted-average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

i) Future Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

j) Stock Options
All stock-based awards made to non-employees are measured and recognized using a fair value based method. Awards that the Company has the ability to settle in stock are recorded as equity.

The Company uses the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

k) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

l) Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive.

m) Prior Year's Comparatives
Certain of the comparative figures have been reclassified to conform with the current year's presentation.

3. Cash and Cash Equivalents
Cash and cash equivalents of $23.5 million (2002 – $4.8 million) consist of highly liquid money market instruments with credit ratings which expose the Company to minimal credit risk.

4. Note Receivable

As at December 31, 2003, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. ("Superior"), a company with directors in common in which Southwestern has an equity investment, in the amount of $200,000 due January 15, 2005 (original repayment date – September 16, 2003) and bearing interest at a rate of 7% per annum. Interest income of $14,000 was recorded in 2003.

5. Property, Plant and Equipment

			2003	2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 651	$ 515	$ 136	$ 162
COMPUTER EQUIPMENT	679	559	120	136
VEHICLES	548	412	136	128
	$ 1,878	$ 1,486	$ 392	$ 426

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $70,465 (2002 – $85,580).

6. Resource Properties

a)

	2003	2002
PERU		
PORACOTA	$ 4,265	$ 4,529
LIAM	2,566	968
BAMBAS WEST	676	679
PUNO	561	561
OTHER	1,903	3,349
TOTAL PERU	9,971	10,086
CHINA		
BOKA	3,760	469
OTHER	107	–
TOTAL CHINA	3,867	469
ARGENTINA/TECKA	1,688	1,686
TOTAL	$ 15,526	$ 12,241

b) For the year ended December 31, 2003, the significant expenditures were as follows:

				2003
	Boka	Liam	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 469	$ 968	$ 10,804	$ 12,241
PROPERTY ACQUISITION AND MAINTENANCE	4	113	(68)	49
ANALYTICAL	215	124	37	376
GEOLOGY	658	494	172	1,324
DRILLING	1,684	679	118	2,481
RESEARCH	8	88	39	135
PROJECT ADMINISTRATION	722	100	4	826
PROPERTY COSTS WRITTEN OFF	–	–	(1,906)	(1,906)
	$ 3,760	$ 2,566	$ 9,200	$ 15,526

For the year ended December 31, 2002, the significant expenditures were as follows:

	2002			
	Boka	Bambas West	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 116	$ 310	$ 15,408	$ 15,834
PROPERTY ACQUISITION AND MAINTENANCE	–	(6)	(65)	(71)
ANALYTICAL	43	13	19	75
GEOLOGY	183	135	39	357
DRILLING	10	54	57	121
RESEARCH	9	74	18	101
PROJECT ADMINISTRATION	108	99	96	303
PROPERTY COSTS WRITTEN OFF	–	–	(4,479)	(4,479)
	$ 469	$ 679	$ 11,093	$ 12,241

c) The Company conducts its exploration independently as well as through joint venture agreements with third parties pursuant to which the third party earns an interest in the Company's property. The joint venture agreements are often structured in such a way that the joint venture partner funds the exploration expenditures until a 50% interest has been earned, and on a proportionate basis thereafter. Typically, an interest of up to 70% can be earned by the joint venture partner in return for funding all of the costs of bringing a mine into commercial production. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

Peru

On November 14, 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited ("Newmont") under which Newmont can earn a 50% interest in the Company's Liam Core Project in Peru by incurring US$5 million in exploration expenditures over a three year period. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all of the costs to place the Property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture agreement under which both parties contributed exploration concessions covering a total of 82,000 hectares. Southwestern is the operator of the Regional Joint Venture and both parties will fund 50% of the initial US$5 million of expenditures over a five year period.

In 2002, the Company signed an agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell its 50% interest in the Poracota Property in Peru for US$4.5 million. Under the terms of the agreement, Buenaventura made payments to Southwestern of US$100,000 in 2002 and US$200,000 in 2003, and is scheduled to pay US$300,000 in February 2005 and US$3,900,000 in February 2006.

China

In November 2002, Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement (the "JV Agreement") with Team 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project. Team 209 and CSG established a joint venture company (the "JV Company") to hold and operate the Boka Gold Project. Under the terms of the JV Agreement, CSG can earn a 90% interest in the JV Company by contributing to that company US$4,010,000 over a four year period and making a payment of US$1.7 million to Team 209 by the fourth year. Contributions to the JV Company are staged as to US$500,000 in 2003, US$1.0 million in 2004, US$1.51 million in 2005, and US$1.0 million 2006. Team 209 will retain a 10% carried interest and CSG is the operator of the Project.

In January 2004, Southwestern paid US$1.7 million to Team 209, as noted above, to cease the small scale mining operations being carried out by Team 209.

In February 2003, the Company entered into a letter agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development ("Chengdu EGMR") covering two areas northwest of the Company's Boka Gold Project in Yunnan Province. Under the terms of the agreement, the Company will initially evaluate the areas and, if warranted, form a Sino-Foreign Joint Venture Cooperative Company with Chengdu EGMR. By contributing US$2 million within the first two years after formation of the Cooperative Company, Southwestern will own 70% and Chengdu EGMR 30% of the Cooperative Company. By contributing a further US$1 million in the third year, the Company will earn a further 10% and thereafter contributions to the Cooperative Company will be made on a pro rata basis. The Company can earn a further 10% by completing a feasibility study on one deposit.

The Tecka Project is located in southern Argentina and is a joint venture between the Company and Consolidated Jaba Inc. ("Jaba"). The Company has earned a 45% interest in the Project and, in 2003, the Company decided to discontinue funding and allow its interest in the Project to be diluted.

d) During 2003, the Company terminated the Central Zinc and Minaspata projects in Peru and wrote off expenditures of $205,000 and $1,701,000, respectively.

The total amount written off in 2002 was $4,479,558 which was comprised of $4,028,529 written off in Peru and $451,029 written off in Chile.

7. Investments

				2003 (i)
	Ownership %	Carrying *Value*	Quoted Market *Value*	Gain (Loss) on Deemed *Disposition*
Significantly influenced affiliates				
AURORA PLATINUM CORP.	16.0	$ 4,599	$ 9,922	$ 100
SUPERIOR DIAMONDS INC.	16.2	5	3,051	74
		4,604	12,973	174
Other				
MAXY GOLD CORP.	6.4	410	4,164	-
PACIFIC MINERALS INC.	2.2	317	3,235	-
		$ 5,331	$ 20,372	$ 174

				2002 (ii)
	Ownership %	Carrying Value	Quoted Market Value	Gain (Loss) on Deemed Disposition
Significantly influenced affiliates				
AURORA PLATINUM CORP.	16.6	$ 4,431	$ 12,015	$ 1,383
SUPERIOR DIAMONDS INC.	34.5	1,279	4,617	(40)
		5,710	16,632	1,343
Other				
MAXY GOLD CORP.	13.9	410	1,027	(48)
PACIFIC MINERALS INC.	14.4	317	1,627	-
		$ 6,437	$ 19,286	$ 1,295

Other investments have a nil carrying value in both 2003 and 2002.

(i) In November 2003, Canabrava Diamond Corporation ("Canabrava") and Superior completed a business combination pursuant to which Superior acquired all of the outstanding common shares of Canabrava based on one Superior share for every 2.5 shares of Canabrava surrendered. Upon completion, all of the shares of Superior were consolidated on a two old for one new basis. The effect of the business combination on the Company's investment is that at December 31, 2003 it held 4,014,510 common shares representing a 16.2% interest in Superior.

The Company's portion of Superior's losses during 2003 was $1,347,576 (Canabrava in 2002 – $5,130,928) and its portion of Aurora Platinum Corp.'s ("Aurora") income during 2003 amounted to $67,728 (2002 – ($183,798)).

In December 2003, the Company disposed of 190,000 common shares of Consolidated Jaba Inc. ("Jaba") and recorded a gain of $40,445.

(ii) In August 2002, the Company purchased 137,000 units of Aurora at $3.65 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled Southwestern to buy one common share for $4.75 until August 5, 2003. The expiry date of these warrants was extended to January 14, 2004 and the warrants were exercised by the Company on January 13, 2004.

In March 2002, the Company sold 7 million free trading shares of Maxy Gold Corp. (formerly Maxy Oil & Gas Inc.) ("Maxy") at $0.08 per share. In a separate transaction, as a private placement, the Company purchased 5.6 million units of Maxy at $0.10 per unit. As a result, the Company's interest in Maxy was reduced from 22.9% to 16.0%.

In 2002, the Company wrote off its investments in Unirex Corporation, Jaba, Paramount Ventures and Finance Inc., and Empire Petroleum Corporation totaling $976,417.

8. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2003	2002
CANADIAN STATUTORY FEDERAL INCOME TAX RATE	38%	40%
RECOVERY OF INCOME TAXES COMPUTED AT STATUTORY RATES	$ 2,936	$ 5,404
EFFECT OF LOWER TAX RATES OF FOREIGN JURISDICTIONS	(530)	(1,197)
NON-DEDUCTIBLE EXPENSES	(155)	(1,998)
NON-TAXABLE PORTION OF CAPITAL TRANSACTIONS	(203)	–
VALUATION ALLOWANCE	(2,048)	(2,209)
INCOME TAX PROVISION	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2003	2002
OPERATING LOSS CARRY-FORWARDS	$ 8,882	$ 5,839
TAX VALUE IN EXCESS OF CARRYING VALUE	3,585	9,369
	12,467	15,208
LESS: VALUATION ALLOWANCE	(12,467)	(15,208)
NET FUTURE INCOME TAX LIABILITY	$ –	$ –

At December 31, 2003, the Company had the following loss carry-forwards available for tax purposes:

Country	Amount	Expiry
CANADA	$ 8,591	2004-2011
PERU	15,955	2004-2007
MAURITIUS	126	none
ARGENTINA	9	2007-2008

9. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the year:

	For the year ended December 31, 2003					
	Number of Shares Issued (thousands)	Amount	Treasury Shares (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
BEGINNING OF YEAR	16,458	$ 82,885	658	$ 2,006	15,890	$ 80,879
PUBLIC OFFERING (i)	1,532	14,206	–	–	1,532	14,206
PRIVATE PLACEMENT (ii)	450	6,750	–	–	450	6,750
WARRANTS EXERCISED	1,106	4,148	–	–	1,106	4,148
OPTIONS EXERCISED	583	2,942	–	–	583	2,942
SHARES CANCELLED (i)	(658)	(3,296)	(658)	(2,006)	–	(1,290)
END OF YEAR	19,561	$ 107,635	–	$ –	19,561	$ 107,635

	For the year ended December 31, 2002					
	Number of Shares Issued (thousands)	Amount	Treasury Shares (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
BEGINNING OF YEAR	16,459	$ 82,521	487	$ 1,547	15,972	$ 80,974
SHARES PURCHASED (iii)	–	–	171	459	(171)	(459)
SHARES ISSUED	84	344	–	–	84	344
SUBSCRIPTION FOR SHARES NOT YET ISSUED	5	20	–	–	5	20
END OF YEAR	16,548	$ 82,885	658	$ 2,006	15,890	$ 80,879

(i) On August 28, 2003, the Company issued 1,532,375 common shares at a price of $10 per share for gross proceeds of $15,323,750. Share issue costs relating to this transaction amounted to $1,117,784. In a separate transaction, in September 2003, the Company cancelled 658,200 common shares it had acquired pursuant to its normal course issuer bid. The cancellation of these shares resulted in a gain of $1,290,000 that was credited to contributed surplus.

(ii) On November 14, 2003, the Company closed a non-brokered private placement with Newmont Mining Corporation of Canada Limited for the purchase of 450,000 common shares of the Company at $15 per share for total proceeds of $6,750,000.

(iii) During 2002, the Company acquired 170,100 common shares for total consideration of $458,594 pursuant to its normal course issuer bid.

c) Stock Options

Under the Company's stock option plan there were 1,137,000 options outstanding at December 31, 2003. The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

	2003		2002	
	Number of Options (thousands)	Weighted-Average Exercise Price	Number of Options (thousands)	Weighted-Average Exercise Price
OUTSTANDING AT BEGINNING OF YEAR	1,629	$ 4.17	1,786	$ 4.65
GRANTED	91	$ 10.92	455	$ 3.23
EXERCISED	(583)	$ 5.05	(69)	$ 4.16
CANCELED	–	$ –	(543)	$ 4.96
OUTSTANDING AT END OF YEAR	1,137	$ 4.26	1,629	$ 4.17
OPTIONS EXERCISABLE AT END OF YEAR	1,137	$ 4.26	1,179	$ 4.55

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

Exercise Price Range	Number of Options (thousands)	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price
$2.91-$3.65	471	3.3	$ 3.04
$4.25-$5.00	651	0.5	$ 4.94
$6.70-$33.50	15	4.5	$ 12.74
	1,137	1.8	$ 4.26

d) Stock-based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $406,960 (2002 – $122,384) as stock-based compensation expense and included this amount in contributed surplus. The expense is charged to general exploration. These values were determined using the Black-Scholes option pricing model and assumptions similar to those detailed below.

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted to employees on or after January 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

FOR THE YEARS ENDED DECEMBER 31 *(All numbers are in thousands except per share amounts)*	2003	2002
NET LOSS		
AS REPORTED	**$ 7,728**	$ 13,509
PRO FORMA	**$ 8,049**	$ 13,872
LOSS PER SHARE		
AS REPORTED	**$ 0.43**	$ 0.85
PRO FORMA	**$ 0.45**	$ 0.87

A weighted-average grant-date fair value of $8.03 (2002 – $1.07) for each option grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the year ended December 31, 2003; no dividends are to be paid; volatility of 96% (2002 – 44%); risk-free interest rate of 5% (2002 – 5%); and expected life of five years (2002 – five years).

e) Warrants

As at December 31, 2003, the Company did not have any warrants issued and outstanding (2002 – 1,105,816).

10. Related Party Transactions

During the year ended December 31, 2003, the Company paid remuneration to a director and to companies controlled by directors and officers in the amount of $520,573 (2002 – $519,180). The Company received management fees, which are recorded as other income, totaling $240,000 (2002 – $268,000) from Aurora, Lake Shore Gold Corp., Superior and Canabrava. There is also an amount of $11,144 due to Southwestern from the above mentioned companies at December 31, 2003.

11. Segmented Information

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only sources of revenue in 2003 and 2002 arose from interest earned on corporate cash reserves and from a note issued to Canabrava, and management fees. The Company has non-current assets in the following geographic locations:

	2003	2002
PERU	$ 10,175	$ 10,333
CANADA	5,679	6,612
CHINA	3,907	473
ARGENTINA	1,688	1,686
	$ 21,449	$ 19,104

12. General and Administrative

	2003	2002
CONSULTING	$ 534	$ 536
INVESTOR RELATIONS	229	462
OFFICE	622	521
LEGAL AND ACCOUNTING	192	150
TRAVEL	207	98
SALARIES AND BENEFITS	636	559
TOTAL	$ 2,420	$ 2,326

13. Supplemental Cash Flow Information

	2003	2002
TAXES PAID	$ –	$ 28
INTEREST RECEIVED	$ 211	$ 115

14. Commitments

With respect to its leasehold obligations, the Company has commitments totaling $319,932 over three years (2004 – $132,386; 2005 – $132,386; 2006 – $55,160).

15. Subsequent Event

On March 4, 2004, the Company received gross proceeds of $40,825,000 through the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters. The underwriters received a commission of 5% of gross proceeds. The Company expects to use the proceeds to fund its exploration programs in China and Peru, to generate new projects and to supplement working capital.

CORPORATE INFORMATION

Directors and Officers

George H Plewes
Chairman and Director

John G Paterson ◊
President, CEO and Director

Daniel G Innes
Vice President, Exploration and Director

Thomas W Beattie
Vice President, Corporate Development and Corporate Secretary

Parkash K Athwal
Vice President, Finance and CFO

W David Black * †
Director

James B Hume * † ◊
Director

William D McCartney * † ◊
Director

* MEMBER OF THE AUDIT COMMITTEE
† MEMBER OF THE COMPENSATION COMMITTEE
◊ MEMBER OF THE ENVIRONMENT AND SAFETY COMMITTEE

Managers

C Richard Petersen
Director of Exploration – Latin America

Javier Salas
Director of Exploration – Peru

Tan Shun Dao
Chief Representative – China

John Zhang
Manager of Exploration – China

Head Office

Southwestern Resources Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone 604 669 2525
Fax 604 688 5175
www.swgold.com
info@swgold.com

Regional Offices

Lima:
Minera del Suroeste S.A.C.
Av. Grau 324
Miraflores
Lima 18, Peru
Telephone 511 447 8500
Fax 511 445 2818
sbb@ddm.com.pe

Beijing:
Southwestern Gold (China) Inc.
Lufthansa Centre
50 Liangmaqiao Road, Office C 816
Chaoyang District, Beijing 100016
People's Republic of China
Telephone 8610 64651916
Fax 8610 64651915
swgbj@swgbj.com

Kunming:
Southwestern Gold (China) Inc.
Renmin Zhonglu
China Mobile Building, 19B
Kunming 650031
People's Republic of China
Telephone 86 871 535 8139
Fax 86 871 536 2808

Auditors

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing

SWG – TSX

Notice of Annual Meeting

The annual meeting of shareholders will be held at:
Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Thursday, June 3, 2004 at 9:00 am

SOUTHWESTERN

RESOURCES CORP.

PO Box 10102
Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175
www.swgold.com
info@swgold.com